Exhibit 21.1

CXApp Holding Corp.

List of Subsidiaries

The following list of subsidiaries applies after completion of the Internal Reorganization (as defined in the prospectus which is part of this Registration Statement):

Name of Subsidiary	Jurisdiction of Incorporation

Design Reactor, Inc.	State of California
Inpixon Canada, Inc.	British Columbia, Canada
Inpixon Philippines, Inc.	Philippines